EXHIBIT 99.1

Hydrogenics Signs Broad Supply Agreements With Chinese Vehicle Integrators

Covers Hydrogenics' Mobility Fuel Cell Systems, Power-to-Gas and Fueling Station Technology

MISSISSAUGA, Ontario, Nov. 16, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it has signed separate supply agreements with several Chinese electric vehicle integrators to bring its fuel cell and fueling station technology to China as part of the country's strategy to solve prevalent air quality issues. The agreements were signed in Beijing on Friday, November 13, at ceremonies attended by Ontario Premier Kathleen Wynne and trade commission delegates, along with local and state officials. Hydrogenics has worked closely with a number of Chinese companies throughout the past year – already delivering over 30 propulsion systems for buses and other vehicle platforms from leading original equipment manufacturers (OEMs) such as Futian and Volvo. The largest bus OEM in China, Yutong, is one of the key suppliers seeking to bring fuel cell technology into the urban transit mainstream.

The deals signed Friday cover more than 2,000 vehicles over the course of the next 3-5 years. Staged rollouts will follow typical engineering milestones from prototyping, manufacturing, vehicle certification and infrastructure build-out. Included in the agreements are heavy-duty fuel cells, fueling stations, and assessments for converting wind energy and other forms of surplus electricity to hydrogen using Hydrogenics' Power-to-Gas energy storage technology. Hydrogenics anticipates that, during the next twelve months, $10 million or more of revenue could be realized, after which product deliveries should accelerate. Based on Chinese proposals, vehicle fuel cell requirements alone over a five year period are forecast to be above $100 million.

Hydrogenics CEO Daryl Wilson stated, "We are thrilled to have been chosen by Chinese OEMs for our industry-leading hydrogen technology. These agreements demonstrate China's commitment to tackling air quality, driving an urgent need for zero-emission transportation. Hydrogenics is the clear choice in this regard due to the compelling and unique advantages of our heavy-duty fuel cells versus the competition, and Hydrogenics is the only 'one stop shop' providing the full scope of technology to meet China's needs – from Power-to-Gas applications to fueling stations and vehicle propulsion systems. It is believed over 2,000 buses and other zero-emission vehicles will be launched over the next five years in China, resulting in a significant revenue opportunity for the Company."

In China today there are over 250,000 electric vehicles in operation – one of the largest deployments of zero-emission transportation worldwide – and vehicle integration companies have begun to seek ways to improve the limited range these vehicles provide. Hydrogen fuel cells provide such range. In addition, China's vast deployed wind and solar power systems offer unprecedented potential for the generation of green hydrogen fuel through Power-to-Gas energy storage. Hydrogenics has already demonstrated the commercial viability of multi-megawatt systems for converting renewable energy to high purity hydrogen.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: For further information, contact:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com